

December 11, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of Gravitas Education Holdings, Inc. (to be renamed Mynd.ai, Inc.), under the Exchange Act of 1934.

- American depositary shares, each representing ten Class A ordinary shares

- Class A ordinary shares, par value US$0.001 per share (application for the Class A ordinary shares, par value US$0.001 per share, is made for listing, not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com